FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 7, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 ASSIGNMENT OF INTEREST IN BAJADA DEL PALO AREA

Buenos Aires, November 6, 2007. Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that on November 2, 2007 Petrobras Energía S.A. accepted the offer whereby 76.15% of its rights and obligations in the Bajada del Palo area was assigned, involving a transfer of a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO. The terms and conditions of the above mentioned agreement had been previously approved by the Petrobras Energía S.A.’s Board of Directors.

The Bajada del Palo asset is an exploitation concession located at the Neuquén Basin for a term expiring in 2015, in which Petrobras Energía S.A. acted as operator holding an 80% interest.  The area includes 4 active wells with an average oil production of 240 barrels per day for the first nine months of 2007.

As a result of this transaction, Petrobras Energía S.A. will recognize a gain of approximately P$70 million to be recorded in 2007 fourth quarter.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 07/11/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney